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                                                                    EXHIBIT 99.3
                     [First Charter Corporation Letterhead]

                                                               November 13, 1995

Dear Fellow Shareholder:
     You are cordially invited to attend a Special Meeting of Shareholders of First Charter Corporation ("First Charter"), which will be held on Thursday, December 14, 1995, at 10:00 a.m., local time, at the Cabarrus Country Club, located on Weddington Road, in Concord, North Carolina. At our Special Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated September 13, 1995, between First Charter and Bank of Union ("Union"), and the transactions contemplated thereby, which include (1) the merger of a wholly owned subsidiary of First Charter into Union and (2) the issuance of 0.75 shares of common stock of First Charter for each outstanding share of common stock of Union upon consummation of the Merger.

     The proposed merger has been approved by the Board of Directors of each company. Your Board of Directors believes that the merger provides enhanced opportunities to maximize the individual and collective strengths of the two companies in serving the interests of their shareholders, customers, employees and communities. Your Board has determined that the merger is in the best interest of First Charter and its shareholders and recommends that you vote FOR approval of the Agreement. The investment banking firm of Wheat, First Securities, Inc. has advised your Board of Directors that, in its opinion, as of November 13, 1995, the exchange ratio of 0.75 of a share of First Charter common stock for each share of Union common stock is fair to you from a financial point of view.

     Consummation of the merger is subject to certain conditions, including the approval of the Agreement by First Charter's and Union's shareholders and the approval of the merger by various regulatory agencies.
     Specific information regarding the Special Meeting and the Agreement is contained in the enclosed Notice of Special Meeting and Joint Proxy Statement-Prospectus. Please read these materials carefully.
     IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING, WHETHER OR NOT YOU PLAN TO ATTEND IN PERSON. THE AFFIRMATIVE VOTE OF A MAJORITY OF THE SHARES OF FIRST CHARTER COMMON STOCK VOTED WITH RESPECT TO THE MERGER IS REQUIRED TO APPROVE THE AGREEMENT. THEREFORE, I URGE YOU TO EXECUTE, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED, SELF-ADDRESSED, STAMPED ENVELOPE AS SOON AS POSSIBLE TO ASSURE THAT YOUR SHARES WILL BE VOTED AT THE SPECIAL MEETING.
     On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR approval of the Agreement.
                                         Sincerely,
                                         LAWRENCE M. KIMBROUGH
                                         PRESIDENT AND CHIEF EXECUTIVE OFFICER